UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
   ☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Unlimited Tomorrow, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      February 6, 2014

Physical address of issuer
2918 Eastborough Drive, Fort Collins, CO 80525

Website of issuer
http://www.unlimitedtomorrow.com/

Name of intermediary through which the Offering will be conducted
First Democracy VC

CIK number of intermediary
0001683054

SEC file number of intermediary
007-00076

CRD number, if applicable, of intermediary
285360

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering

The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.0% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to 2.0% (two percent) of the total number of Crowd Notes sold by the issuer in the Offering.

Type of security offered
Crowd Note

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:

☑ Yes

☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis

☐ First-come, first-served basis

☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$1,070,000.00

Deadline to reach the target offering amount
March 22, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$83,610.00	$85,158.00
Cash & Cash Equivalents	$11,058.00	$59,082.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$41,587.00
Long-term Debt	$156,626.00	$154,069.00
Revenues/Sales	$300.00	$2,106.00
Cost of Goods Sold	$5,936.00	$3,169.00

Taxes Paid	$0.00	$400.00
Net Income	$37,482.00	-$57,298.00

The jurisdictions in which the issuer intends to offer the Securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

March 9, 2018

FORM C/A

Unlimited Tomorrow, Inc.



Explanatory Note

Unlimited Tomorrow, Inc. (the "Company") is filing this Amendment to its Form C, which was filed with the Securities and Exchange Commission on January 16, 2018 (the "Form C"). This Amendment is filed to 1) extend the offering deadline to March 22, 2018, 2) change the "Valuation Cap" to $10,000,000.00 for Securities sold over $1,350,000.00 in the combined total of this Offering and the concurrent offering under Rule 506 (c) of Regulation D (Crowd Note added to Exhibit D), 3) increase the total offering for the combined total of this Offering and the concurrent offering under Rule 506 (c) of Regulation D to $1,600,000.00, and 4) add a video transcript (Exhibit G).

Up to $1,070,000 of Crowd Notes

This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by Unlimited Tomorrow, Inc., a Delaware corporation (the "Company", as well as references to "we", "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The Company intends to raise at least $50,000.00 and up to $1,070,000.00 from Purchasers in the offering of Securities described in this Form C (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "*The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete and execute a Subscription Agreement. Purchases or "Subscriptions" may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through First Democracy VC (the "Intermediary"). The Intermediary will be entitled to receive a number of Crowd Notes of the issuer that is equal to 2.0% (two percent) of the total number of Crowd Notes sold by the issuer in the Offering related to the purchase and sale of the Securities.

	Price to Purchasers	Service Fees and Commissions (1)	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$7.00	$93.00
Aggregate Minimum Offering Amount	$50,000.00	$3,500.00	$46,500.00

Aggregate Maximum Offering Amount	$1,070,000.00	$74,900.00	$995,100.00

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at http://www.unlimitedtomorrow.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C is January 16, 2018.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C ENTITLED "RISK FACTORS."

        THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

        THIS FORM C DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY PURCHASER EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY CREATING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE PURCHASER LIVES OUTSIDE THE UNITED STATES, IT IS THE PURCHASER'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH AY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

Forward Looking Statement Disclosure

This Form C and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or

should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C or any documents incorporated by reference herein or therein speaks only as of the date of this Form C. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than April 30, 2019.

Once posted, the annual report may be found on the Company's website at: http://www.unlimitedtomorrow.com/

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Unlimited Tomorrow, Inc. (the "Company" or "Unlimited Tomorrow") is a Delaware corporation, formed on February 6, 2014.

The Company is located at 2918 Eastborough Dr., Fort Collins, CO 80525.

The Company's website is http://www.unlimitedtomorrow.com/.

The information available on or through our website is not a part of this Form C. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C.

The Business

Unlimited Tomorrow produces and fits the most human-like advanced custom prosthetic device with the fastest manufacturing and delivery time. We send amputees low cost mobile scanners to scan their limbs to create a device that is a mirrored image to their other arm. If the amputee is missing both arm we take other body measurements to create a proportional device. We extract measurements from the 3D scan and enter those into an automated CAD program, which changes the shape and contours of the device. This is then 3D printed on high-end machines, which print in full color to match the person's skin tone. By automating the design process we are able to charge a flat rate for both children and adults and make it easier to replace the device in the future.

The Offering

Minimum amount of Crowd Note being offered	50,000
Total Crowd Note outstanding after Offering (if minimum amount reached)*	50,000
Maximum amount of Crowd Note	1,070,000
Total Crowd Note outstanding after Offering (if maximum amount reached)	1,070,000
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	March 22, 2018
Use of proceeds	See the description of the use of proceeds on page 16 hereof.
Voting Rights	See the description of the voting rights on page 22 hereof.

*The quantity of Crowd Notes represented is not inclusive of the commission to the intermediary, which will result in an increase in Crowd Notes issued and outstanding, proportionally.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide raw materials, major components, and subsystems for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide raw materials, major components, and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular raw material, component, and subsystem.

We depend on third-party service providers and outsource providers for a variety of services and we outsource a number of our non-core functions and operations.
In certain instances, we rely on single or limited service providers and outsourcing vendors around the world because the relationship is advantageous due to quality, price, or lack of alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in manufacturing and operations including product shortages, higher freight costs and re-engineering costs. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to process, record and report transactions with our customers and other constituents. Such interruptions in the provision of supplies and/or services could result in our inability to meet customer demand, damage our reputation and customer relationships and adversely affect our business.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.
We obtain these materials from a limited number of vendors, some of which do not have a long operating history or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties, or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Easton LaChappelle who is the Chief Executive Officer, February 2014-Present of the Company. The Company has or intends to enter into employment agreements with Easton LaChappelle although there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period of time. The loss of Easton LaChappelle or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including patents in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on Easton LaChappelle in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to this individual in the event of his death or disability. Therefore, if Easton LaChappelle dies or becomes disabled, the Company will not receive any compensation to assist with his absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S..

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Successful development of our products is uncertain.

The product candidates that we expect to develop are based on processes and methodologies that are not currently widely employed. Our development of current and future product candidates is subject to the risks of failure and delay inherent in the development of new products and products based on new technologies, including:

* delays in product development, clinical testing, or manufacturing;
* unplanned expenditures in product development, clinical testing, or manufacturing;
* failure to receive regulatory approvals;
* inability to manufacture on our own, or through any others, product candidates on a commercial scale;
* failure to achieve market acceptance; and
* emergence of superior or equivalent products.

Because of these risks, our research and development efforts may not result in any commercially viable products. If a significant portion of these development efforts are not successfully completed, required regulatory approvals are not obtained, or any approved products are not commercially successfully, our business, financial condition, and results of operations may be materially harmed.

The Health Care Reform Law 2.
3% excise tax on domestic sales of medical devices by manufacturers and importers beginning in 2013, and the fee on branded prescription drugs and biologics that was implemented in 2011, may adversely affect sales and cost of goods sold.

For example, (i) where we purchase medical devices from third-party manufacturers, the manufacturers may increase their prices to cover their payment of the excise tax and our costs to purchase such medical devices may therefore increase and (ii) where we manufacture medical devices or are the importer of record, our cost of goods sold have increased because we are subject to paying the excise tax.

Political, economic and regulatory influences are subjecting the healthcare industry to potential fundamental changes that could substantially affect our results of operations.
Government and private sector initiatives to limit the growth of healthcare costs, including price regulation, competitive pricing, coverage and payment policies, comparative effectiveness of therapies, technology assessments and alternative payment models, are continuing in the U.S. These changes are causing the marketplace to put increased emphasis on the delivery of more cost-effective treatments. As a U.S. headquartered Company with significant sales in the U.S., this healthcare reform legislation may materially impact us. Certain provisions of the legislation will not be effective for a number of years and it is unclear what the full impact of the legislation will be. Provisions of this legislation, including Medicare provisions aimed at improving quality and decreasing costs, comparative effectiveness research, an independent payment advisory board, and pilot programs to evaluate alternative payment methodologies, could meaningfully change the way healthcare is developed and delivered, and may adversely affect our business and results of operations. Further, we cannot predict what healthcare programs and regulations will be ultimately implemented at the federal or state level, or the effect of any future legislation or regulation in the U.S. or internationally. However, any changes that lower reimbursements for our products, reduce medical procedure volumes or increase cost containment pressures on us or other participants in the healthcare industry could adversely affect our business and results of operations.

Privacy laws and regulations could restrict our ability or the ability of our customers to obtain, use or disseminate patient information, or could require us to incur significant additional costs to re-design our products.
State, federal and foreign laws, such as the federal Health Insurance Portability and Accountability Act of 1996 (HIPAA), regulate the confidentiality of sensitive personal information and the circumstances under which such information may be released. These and future laws could have an adverse impact on our results of operations. Other health information standards, such as regulations under HIPAA, establish standards regarding electronic health data transmissions and transaction code set rules for specified electronic transactions, for example transactions involving claims submissions to third party payors. These also continue to evolve and are often unclear and difficult to apply. In addition, under the federal Health Information Technology for Economic and Clinical Health Act (HITECH Act), which was passed in 2009, many businesses that were previously only indirectly subject to federal HIPAA privacy and security rules became directly subject to such rules because the businesses serve as "business associates" to our customers. On January 17, 2013, the Office for Civil Rights of the Department of Health and Human Services released a final rule implementing the HITECH Act and making certain other changes to HIPAA privacy and security requirements. Compliance has increased the requirements applicable to some of our businesses. Failure to maintain the confidentiality of sensitive personal information in accordance with the applicable regulatory requirements, or to abide by electronic health data transmission standards, could expose us to breach of contract claims, fines and penalties, costs for remediation and harm to our reputation.

The healthcare industry is highly regulated.
We are subject to regulation in the U.S. at both the federal and state level and in foreign countries. In addition, the U.S. federal and state governments have allocated greater resources to the enforcement of these laws. If we fail to comply with these regulatory requirements, or if allegations are made that we failed to comply, our results of operations and financial condition could be adversely affected.

Products that we manufacture, source, distribute or market are required to comply with regulatory requirements.
To lawfully operate our businesses, we are required to hold permits, licenses and other regulatory approvals from, and to comply with operating and security standards of, governmental bodies. Failure to maintain or renew necessary permits, licenses or approvals, or noncompliance or concerns over noncompliance may result in suspension of our ability to distribute, import or manufacture products, product recalls or seizures, or criminal and civil sanctions and could have an adverse effect on our results of operations and financial condition.

The manufacture, distribution, marketing and use of our products are subject to extensive regulation and increased scrutiny by the Food and Drug Administration (FDA) and other regulatory authorities globally.

Any new product must undergo lengthy and rigorous testing and other extensive, costly and time-consuming procedures mandated by FDA and foreign regulatory authorities. Changes to current products may be subject to vigorous review, including additional 510(k) and other regulatory submissions, and approvals are not certain. Our facilities must be approved and licensed prior to production and remain subject to inspection from time to time thereafter. Failure to comply with the requirements of FDA or other regulatory authorities, including a failed inspection or a failure in our adverse event reporting system, could result in adverse inspection reports, warning letters, product recalls or seizures, monetary sanctions, injunctions to halt the manufacture and distribution of products, civil or criminal sanctions, refusal of a government to grant approvals or licenses, restrictions on operations or withdrawal of existing approvals and licenses. Any of these actions could cause a loss of customer confidence in us and our products, which could adversely affect our sales and results of operations.

The design, manufacture and marketing of the medical devices we produce entail an inherent risk of product liability claims.

Manufacturing and marketing of our commercial products, and clinical testing of our products under development, may expose us to product liability and other tort claims. Although we have, and intend to maintain, liability insurance, the coverage limits of our insurance policies may not be adequate and one or more successful claims brought against us may have a material adverse effect on our business and results of operations. There are a number of factors that could result in an unsafe condition or injury to, or death of, a patient with respect to these or other products which we manufacture or sell, including component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information. Product liability claims may be brought by individuals or by groups seeking to represent a class. The outcome of litigation, particularly class action lawsuits, is difficult to assess or quantify. Plaintiffs in these types of lawsuits often seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss relating to such lawsuits may remain unknown for substantial periods of time. Any costs (the material components of which are settlements, judgments, legal fees and other related defense costs) not covered under our previously issued product liability insurance policies and existing reserves could have a material adverse effect on our revenues, financial position and cash flows. Additionally, product liability claims could negatively affect our reputation, continued product sales, and our ability to obtain and maintain regulatory approval for our products.

Risks Related to the Securities

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owners of 20% or more beneficially own up to 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or

managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business
Unlimited Tomorrow produces and fits the most human-like advanced custom prosthetic device with the fastest turnaround time. We go directly to amputees, gather data, and provide a 3d scanner to scan their limbs which is used to automatically create the device. By automating the design process we are able to charge a flat rate for both children and adults and make it easier to replace the device in the future.

Amputees apply for our product through our website and, if eligible, we begin working with them to size, manufacture, and ship the final product to them.

Business Plan
Unlimited Tomorrow markets to amputees as well as organizations who have a similar mission. We are constantly researching and developing new designs and systems to improve our current product. We are looking at ways to bring this technology to third-world and remote countries through the establishment of mobile production labs. This would allow us to ship to locations around the world to produce hundreds of devices on-site. Each mobile production lab would have the equipment and tools for production of full devices.

History of the Business

The Company's Products
The Company currently offers a powered prosthetic arm and hand. This is an upper extremity powered prosthetic device that is made custom for amputees that is controlled using muscle movement. We send amputees low cost mobile scanners to scan their limbs to create a device that is a mirrored image to their other arm. If the amputee is

missing both arms, we take other body measurements to create a proportional device. We extract measurements from the 3D scan and enter those into an automated CAD program, which changes the shape and contours of the device. The device is then 3D printed on high-end machines, which print in full color to match the person's skin tone. Features include replaceable fingernails, force feedback, muscle control, lightweight, wireless charging, integrated artificial intelligence and more. This device is able to be produced at approximately five percent of the cost of the least expensive comparable product on the market due to the automation of the design and the manufacturing process.

Competition
The Company's primary competitors are Ottobock (Bebionic), Ossur (Touch Bionics), Open Bionics, and Taska.

We compete with the larger prosthetic and medical device companies around the world. There are few companies that offer devices similar to ours but their cost is about ten times more expensive and takes about five times longer to manufacture the device. Most of the devices on the market right now are robotic looking. We further differentiate our product from our competitors by offering custom skin tone matching or other colors and patterns the amputee can choose from.

Currently, the prosthetic market is structured so that prosthetic manufacturers sell to prosthetic offices who sell to the amputee. We are going directly to the amputee to make this process more cost effective and efficient. It is often not practical to order devices for growing children, because of the time and costs of manufacturing their fitted device. We designed our product for children and solve these problems by creating software that automatically designs a custom device based on measurements received from the customer.

Customer Base
Our customers are children and adults who are missing part or all of their arm as well as organizations who purchase our products donation purposes.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
14/933,584	Low Profile Exoskeleton	Low profile exoskeleton to allow someone who is paralyzed below the waist to walk again.	November 5, 2015		United States

On January 9, 2018, the Company filed a provisional patent patent for an advanced upper-extremity prosthetic device.

The Company will protect its software and electronics as trade secrets and will file additional patents in important areas as needed.

Governmental/Regulatory Approval and Compliance
The Company is dependent on the following regulatory approvals:

Our business will be to be subject to the Food and Drug Administration. The product falls under a Class 1 medical device. This will require company and product registration. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by these governmental bodies. The Company plans to apply for approval in the second quarter of 2018.

Litigation
The Company is currently not subject to any litigation.

Other
The Company's principal address is 2918 Eastborough Drive, Fort Collins, CO 80525.

The Company has no additional addresses.

The Company conducts business in all of the United States.

Because this Form C focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	7.00%	$3,500.00	7.00%	$74,900.00
Campaign marketing expenses or related reimbursement	5.00%	$2,500.00	0.94%	$10,100.00
General Marketing	3.00%	$1,500.00	7.01%	$75,000.00
Research and Development	10.00%	$5,000.00	18.69%	$200,000.00
Manufacturing	10.00%	$5,000.00	2.34%	$25,000.00
Equipment Purchases	12.00%	$6,000.00	7.01%	$75,000.00
Future Wages	40.00%	$20,000.00	32.71%	$350,000.00
General Working Capital	13.00%	$6,500.00	24.30%	$260,000.00
Total	**100.00%**	**$50,000.00**	**100.00%**	**$1,070,000.00**

*The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company has discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds if there is a material change that creates unforeseen circumstances for the business.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Easton LaChappelle

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer: February 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Executive Officer: February 2014 - Present

Officers
The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name
Easton LaChappelle

All positions and offices held with the Company and date such position(s) was held with start and ending dates
Chief Executive Officer: February 2014 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Chief Executive Officer: February 2014 - Present

Indemnification
Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in Colorado and North Carolina.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Jeffrey Callahan	Form of Employee	January 1, 2018	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization
The Company has issued the following outstanding Securities:

Common Stock
The Company is authorized to issue 5,000,000 shares of one class of capital stock, par value of $0.0001 per share (the "Common Stock").

On February 20, 2014, the Company entered into a restricted stock purchase agreement with its founder, Easton LaChappelle, for the sale of 1,000,000 shares of the Company's Common Stock at a price of $0.0001 per share, for the aggregate proceeds of $100.00.

Warrants
On February 20, 2014, the Company entered into a warrant purchase agreement and Warrant (collectively, the "Warrant") with a single investor (the "Holder") to purchase shares of the Company's preferred stock for a purchase price of $100,000.00 (the "Warrant Shares"). The Warrant was later 100% assigned to another entity. At the option of the Holder, the Warrant shall be exercisable at any time for a number of shares of preferred stock of the Company equal to (i) an aggregate purchase price of up to $1,000,000 divided by (ii) the lesser of (x) the price per share paid in cash (and not, for example, by conversion of notes or cancellation of indebtedness) by the purchasers of the Company's preferred stock in a qualified financing of equal to more or more than $2,000,000 who are purchasing such preferred stock in one installment, and (y) a price per share calculated by dividing $4,000,000 by the number of shares of Common Stock issued and outstanding on a fully diluted basis. The Warrant contains an exercise period of the earlier of (i) the time at which the Company enters into a binding firm commitment and underwriting agreement

with respect to an initial public offering, and (ii) December 31, 2020. The proceeds of the Warrant sale were intended to be allocated to general corporate purposes, including payment of legal fees and other start-up costs of the Company, the purchase of appropriate digital and 3D printers, the development of laser techniques, and general star-up product development expenses. The Warrant has not been exercised and may limit, dilute or qualify the Crowd Notes as a result of certain purchase rights granted to Holder.

In addition to the $100,000.00 purchase price for this warrant, this investor made an additional investment in the Company in the amount of $20,000.00 (together referred to as "Prior Payments"). Pursuant to a consolidated investor agreement made on January 11, 2018 (the "Consolidated Agreement"), these Prior Payments as well as the outstanding amount of the August 7, 2015 convertible promissory note described below will be credited in the aggregate toward the exercise price of the Warrant.

Convertible Notes
The Company has issued $180,000.00 in convertible promissory notes (the "Convertible Notes"). The Convertible Notes may dilute or qualify the Crowd Notes upon conversion.

On August 7, 2015, the Company issued a convertible promissory note to a single investor in the amount of $30,000.00. The note accrues simple interest at a rate of 1.7%per annum and a maturity date of October 15, 2016. This convertible note will convert, or be repaid, at the election of its holder upon a qualified equity financing of $100,000 into (i) preferred stock of the Company at a price per share based on pre-money valuation of $4,000,000 divided by the fully diluted capitalization of the Company prior to conversion; (ii) the same class of equity securities sold to investors in the qualified equity financing at a conversion price equal to (a) the lesser of 80% of the price per share paid by investors in the qualified equity financing, or (b) a price per share based upon a pre-money valuation of $4,000,000 divided by the fully diluted capitalization of the Company prior to conversion. On January 11, 2018 this convertible promissory note was amended pursuant to the Consolidated Agreement to provide for a maturity date of December 31, 2020. The amount currently outstanding plus accrued interest will become due and payable on December 31, 2020. If, however, prior to this maturity date the Warrant described above is exercised, then this convertible promissory note may be canceled and the outstanding amount may be applied, at the holder's option. as payment toward the aggregate exercise price of the Warrant.

On October 24, 2017, the Company issued a convertible promissory note to Accelerator of Trillions, LLC ("Accelerator of Trillions") in the amount of $37,500.00 (the "Accelerator of Trillions Note"). The Accelerator of Trillions Note accrues simple interest at a rate of 5.0% (five percent) per annum and has a maturity date of April 24, 2019. This convertible note will automatically convert upon a qualified equity financing of $1,000,000.00 or more into such equity securities being issued in that qualified equity financing. In the event of a qualified equity financing the principal amount of the Accelerator of Trillions Note plus all accrued unpaid interest will convert at a conversion price of 80% of the price per share paid by investors in that equity financing. If the Accelerator of Trillions Note has not been converted pursuant to a qualified equity financing prior to the maturity date, then the outstanding principal amount due under this note plus all accrued unpaid interest shall automatically convert into senior preferred stock (with a 1x liquidation preference) at the conversion price equal to the quotient of $4,000,000.00 divided by the aggregate number of outstanding shares of common stock of the Company on a fully diluted basis.

On October 25, 2017, the Company issued a convertible promissory note to Trillions Fund II, LLC ("Trillions Fund II") in the amount of $112,500.00 (the "Trillion Funds II Convertible Note"). The Trillion Funds II Convertible Note accrues simple interest at a rate of 5.0% (five percent) per annum and has a maturity date of April 25, 2019. This note will automatically convert upon a qualified equity financing of $1,000,000.00 or more into such equity securities being issued in that qualified financing. In the event of a qualified equity financing the principal amount of Trillion Funds II Convertible Note plus all accrued unpaid interest will convert at a conversion price of 80% of the price per share paid by investors in that equity financing. If the Trillion Funds II Convertible Note has not been converted pursuant to a qualified equity financing prior to the maturity date, then the outstanding principal amount due under this note plus all accrued unpaid interest shall automatically into senior preferred stock (with a 1x liquidation preference) at the conversion price equal to the quotient of $4,000,000.00 divided by the aggregate number of outstanding shares of common stock of the Company on a fully diluted basis.

On October 25, 2017, the Company granted Trillions Fund II an option to purchase a convertible promissory note for the amount of $150,000.00 under the same terms described in the Trillion Funds II Convertible Note described above. This option will expire on April 29, 2019.

Regulation D 506 (c) Offering
On February 13th, 2018, the company commenced a Regulation D 506 (c) offering at the same terms as this Offering.

Valuation

The Company has not conducted any third-party valuation or appraisal and has conducted only sweat equity sales of its securities to its founder. No valuation of the Company or its securities is currently available. Before making an investment decision, you should carefully consider this information and the factors used to reach such determination. You are encouraged to determine your own independent value of the Company prior to investing.

Ownership

The majority of the Company is owned by a single person. This person is Easton LaChappelle.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Easton LaChappelle	100.0%

Following the Offering, the Purchasers will own 0% of the Company if the Minimum Amount is raised and 0% if the Maximum Amount is raised.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

The Company intends to achieve profitability in the next 12 months by launching a rewards-based crowdfunding campaign in Q2 through the IndieGoGo platform to sell the first 100 units and then launching the product shortly after. Our goal for 2018 is to sell 200 units which will be $1,000,000 in revenue. During this time, we expect to learn how to refine production to increase profits.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $80,000 in cash on hand which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company plans to launch a rewards-based crowdfunding campaign in Q2 of 2018 through the IndieGoGo platform in order to raise more funds. In addition to the funds raised in this campaign the Company has entered into an agreement with a well-known investor, whereby the investor agrees to match all cash contributions raised by the Company in the rewards-based crowdfunding campaign up to $150,000.00.

The Company currently has a burn rate of $8,000.00 per month.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
The Company plans to purchase equipment for research and development and production. These include laser cutters, 3D printers, automation equipment and computer systems.

Material Changes and Other Information Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to 1,070,000 Crowd Notes for up to $1,070,000.00. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by March 22, 2018 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $1,070,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Boston Private Bank and Trust Co. until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through First Democracy VC, the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The issuer shall pay to the intermediary at the conclusion of the offering a fee consisting of 7.0% (seven percent) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The intermediary will receive a number of Crowd Notes of the issuer that is equal to 2.0% (two percent) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our organizational documents in conjunction with the following summary information.

Authorized Capitalization
See "CAPITALIZATION AND OWNERSHIP" above.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Not Currently Equity Interests
The Securities are not currently equity interests in the Company and can be thought of as the right to receive equity at some point in the future upon the occurrence of certain events.

Interest Rate
5.0% per annum

Valuation Cap
The Valuation Cap is equal to $7,000,000.00 for the first $1,350,000.00 of Securities sold in the combined total of this Offering and the concurrent offering under Rule 506 (c) of Regulation D. The Valuation Cap is equal to $10,000,000.00 for Securities sold between $1,350,000.00 and $1,600,000.00 in the combined total of this Offering and the concurrent offering under Rule 506 (c) of Regulation D.

Discount
20.0%

Conversion
Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to or in connection with the closing of the Qualified Equity Financing.

"**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

Conversion Mechanics
Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

"**Conversion Shares**" shall mean with respect to a conversion pursuant a Qualified Equity Financing, shares of the Company's Preferred Stock that are identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Conversion Shares would be Series A-1 Preferred Stock), except that the liquidation preference per share shall equal the Conversion Price and the following additional differences:

    i. The Conversion Shares shall be non-voting; and
    ii. Holders of Conversion Shares shall receive quarterly business updates from the Company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

"**Conversion Price**" with respect to a conversion pursuant a Qualified Equity Financing shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

"**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

"Outstanding Principal" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Simple interest shall accrue on the Purchase Price at the Interest Rate until the Qualified Equity Financing or Corporate Transaction, whichever is sooner

Corporate Transaction
    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, at the Company's option, the Investor shall receive the higher value received by either:
        i. Issuing shares of common stock at a conversion price equal to the quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap $10 million; or
        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to the Qualified Equity Financing Conversion terms above.

"Corporate Transaction" shall mean:
    i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,
    ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),
    iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or
    iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

"Corporate Transaction Payment" shall mean an amount equal to one and a half times (1.5X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

Termination
This Crowd Note will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to a Corporate Transaction.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Voting and Control
The Securities do not have any voting rights. Further, upon conversion of the Crowd Notes into capital stock of the Company, the Intermediary will have the right to vote on behalf of the Purchaser.

The Company has a voting agreement in place with one of its investors whereby this investor has the ability to designate a member of the Board of Directors of the Company, or, in the absence of any such designation, appoint a non-director observer to the Board of Directors of the Company. Currently, this investor appointed a non-director observer, Anthony Robbins, to the Board of Directors of the Company. This observer has the right to attend all meetings of the Board of Directors and to receive all information provided to the Board of Directors and potential investors, as well as the right to inspect the books and records of the Company upon reasonable written notice.

The Company does not have any shareholder agreements in place.

Anti-Dilution Rights
The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Crowd Note.

TAX MATTERS

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO INSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Purchasers who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL PURCHASER SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Easton LaChappelle
Relationship to the Company	Chief Executive Officer and Founder
Total amount of money involved	$1,200.00
Benefits or compensation received by related person	Reimbursement for expenses paid on behalf of the

	Company
Benefits or compensation received by Company	N/A
Description of the transaction	When the company was formed Easton LaChappelle personally purchased equipment before funding was available. The company repaid this as a loan.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Easton LaChappelle
_____
(Signature)

Easton LaChappelle
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Easton LaChappelle
_____
(Signature)

Easton LaChappelle
_____
(Name)

Chief Executive Officer
_____
(Title)

March 9, 2018
_____
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Notes
Exhibit E   Company Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Video Transcript 2

EXHIBIT A
Financial Statements

UNLIMITED TOMORROW, INC.

Unaudited Financial Statements For The Years Ended December 31, 2016, and 2015

January 10, 2018



Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Unlimited Tomorrow, Inc.
Fort Collins, CO

We have reviewed the accompanying balance sheet of Unlimited Tomorrow, Inc. as of December 31, 2016, and 2015, and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
January 10, 2018

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

UNLIMITED TOMORROW, INC.
BALANCE SHEET
DECEMBER 31, 2016 AND 2015

_____

	2016	2015
ASSETS		
CURRENT ASSETS		
Cash	$ 11,058	$ 59,082
Inventory	1,483	-
TOTAL CURRENT ASSETS	12,541	59,082
NON-CURRENT ASSETS		
Due From Affiliate	44,232	-
Related Party Receivable	1,204	-
Fixed Assets, Net	22,783	23,226
Deposits	2,850	2,850
TOTAL NON-CURRENT ASSETS	71,069	26,076
TOTAL ASSETS	83,610	85,158
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Wages Payable	-	1,278
Due to Affiliate	-	35,453
Due to Related Parties	-	4,856
TOTAL CURRENT LIABILITIES	-	41,587
NON-CURRENT LIABILITIES		
Convertible Note & Warrant	156,626	154,069
TOTAL LIABILITIES	156,626	195,656
SHAREHOLDERS' EQUITY		
Common Stock (1,000,000 shares authorized and outstanding, no par value)	-	-
Retained Earnings (Deficit)	(73,016)	(110,498)
TOTAL SHAREHOLDERS' EQUITY	(73,016)	(110,498)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 83,610	$ 85,158

UNLIMITED TOMORROW, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
_____

	2016	2015
Operating Income		
Sales, Net	$ 300	$ 2,106
Cost of Goods Sold	5,936	3,169
Gross Profit	(5,636)	(1,063)
Operating Expense		
Rent	18,902	30,669
General & Administrative	13,751	38,717
Depreciation	1,394	1,299
Payroll	-	28,838
Advertising	-	55
	34,047	99,578
Net Income from Operations	(39,683)	(100,641)
Other Income (Expense)		
Consulting Income	79,473	33,429
Other Income	249	12,866
Interest Expense	(2,557)	(2,552)
State & Local Taxes	-	(400)
Net Income	$ 37,482	$ (57,298)

UNLIMITED TOMORROW, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015
_____

	2016	2015
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ 37,482	$ (57,298)
Change in Receivables	(45,436)	126
Change in Payables	(41,587)	1,678
Change in Inventory	(1,483)	-
Depreciation	1,394	1,299
Net Cash Flows From Operating Activities	(49,630)	(54,195)
Cash Flows From Investing Activities		
Change in Fixed Assets	(951)	(2,049)
Change in Deposits	-	(2,850)
Net Cash Flows From Investing Activities	(951)	(4,899)
Cash Flows From Financing Activities		
Change in Convertible Note	2,557	72,861
Net Cash Flows From Investing Activities	2,557	72,861
Cash at Beginning of Period	59,082	45,315
Net Increase (Decrease) In Cash	(48,024)	13,767
Cash at End of Period	$ 11,058	$ 59,082

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Unlimited Tomorrow, Inc. ("the Company") is a corporation organized under the laws of the State of Delaware. The Company develops and manufactures upper extremity prosthetic devices.

The Company will conduct an equity crowdfund offering during calendar year 2018 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fixed Assets

The Company capitalizes long lived assets with an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life. For the years ended December 31, 2016, and 2015, the Company's fixed assets consist of equipment and leasehold improvements to commercial office space occupied by the Company. Fixed assets are stated net of accumulated depreciation of $3,787 and $2,393 in 2016, and 2015, respectively.

Revenue

The Company earns revenue primarily from sales of prosthetic devices. During 2016, and 2015, the Company also earned revenue from consulting services provided to other companies (depicted as "other income"). The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Rent

In 2015, and 2016, the Company occupied office space under a commercial operating lease. The lease expired in 2016, and the Company is not currently party to any other leases.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of the grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2015 and 2016. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in the financial statements. Net operating losses expire if unused after twenty tax years. The Company's federal tax filings for 2014, 2015, and 2016, will remain subject to review by the Internal Revenue Service until 2018, 2019, and 2020, respectively.

The Company is subject to income tax filing requirements as a corporation in the State of Colorado. The Company's tax filings in the State of Colorado for 2014, 2015, and 2016 remain subject to review by that State until 2019, 2020, and 2021, respectively.

NOTE D- DEBT

In 2017, 2015, and prior years, the Company issued a series of convertible notes for the purpose of funding continuing operations ("the Notes"). The Notes accrue interest at the rate of 5% per year, and mature eighteen months after the date of issue. They are convertible to equity in the Company if not repaid prior to maturity, or under certain other conditions, including a change of control, liquidation, or qualified equity financing event. The Notes as depicted on the Company's balance sheet include accrued and unpaid interest.

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before January 10, 2018, the date that the financial statements were available to be issued.

EXHIBIT B
Company Summary



Company: Unlimited Tomorrow

Market: Prosthetics

Product: Makes customized artificial limbs at the lowest cost possible using technologies such as 3D scanning, 3D printing, and machine learning

Company Highlights

- By combining the revolutionary technologies of 3D scanning, 3D printing, and machine learning, Unlimited Tomorrow is developing prosthetics at a fraction of the cost
- Placed its first prosthetic device on a 10-year-old girl in June 2017
- Developed the first device at B87, Microsoft's 'black ops' prototyping lab, where Unlimited Tomorrow's founder was invited to work for over two months
- Founder worked at NASA on the Robonaut project, where he developed a new tele-robotic interface, and was invited to share his story in a TED Talk
- Has received monetary and strategic support from Tony Robbins including funding totaling $150,000

COMPANY SUMMARY

Opportunity

An estimated that 30 million people worldwide need prosthetic limbs, braces, or other mobility devices, however, less than 20% of these people have them.[i] Moreover, modern prosthetics can be expensive, heavy, and hard to use. An advanced prosthesis can cost up to $100,000[ii] – not to mention upgraded versions as a child grows or replacements for broken parts – making advanced prosthetics almost impossible to obtain for many people who need them. And the cost rises for those in need in developing countries, where the number of available prosthetic devices cannot keep up with demand.[iii]

Unlimited Tomorrow is using modern technology to solve these problems at a global level. By combining the revolutionary technologies of 3D scanning, 3D printing, and machine learning, Unlimited Tomorrow is putting next-generation artificial limbs affordably within the grasp of the millions who need them. Unlimited Tomorrow produces and fits a human-like advanced custom prosthetic device with a fast turnaround time – and sells it directly to amputees for a base unit cost of $5,000. The company creates mechanical and robotic designs using each individual amputee's unique physiology and 3D printed custom prosthetics fitted to his or her needs. Unlimited Tomorrow aims to make "prosthetics that are as tenacious as the people who wear them."

Background

At the 2011 Colorado state science fair, founder Easton LaChappelle won third place for a robotic hand that he had made himself for only a couple hundred of dollars. While at the fair, he had a chance

encounter with a seven-year-old girl whose prosthetic arm had cost $80,000. Shocked at the price and substandard technology, Easton was inspired to solve this problem by creating a more affordable and advanced device. At the age of 18, he founded Unlimited Tomorrow with the mission to empower amputees via an intuitive, scalable model to create custom devices from start to finish. Now, at 22, Easton is growing Unlimited Tomorrow and creating technology to help people at a global level using some of the newest revolutionary technologies -- 3D printing, 3D scanning, and machine learning. On June 12, 2017, with the help of Microsoft, Unlimited Tomorrow placed its first prosthetic device on a 10-year-old girl named Momo.

Product

Unlimited Tomorrow will provide amputees with low-cost 3D scanners and computers to digitally map an amputee's residual limb and opposite full arm, if they have one, and create a custom prosthetic design. This raw scan data goes through software that automatically creates mechanical and robotic designs based on the shapes and dimensions of the person. The output is then printed utilizing a network of 3D printers that are located around the world. This allows the company to produce some of the most affordable and advanced artificial limbs even for the most remote and underprivileged communities. Each prosthetic is colored to match the person and has a human-like look and feel. Minus the motors and electronics, the prosthetic arms are 100% 3D printed using a high-end 3D printing machine that prints in full color. Unlimited Tomorrow plans to begin accepting orders in Q3 2018.



Apply → Receive 3D Scanner and Scan → Automatically Custom Designed → 3D Printed and Assembled → Send to Amputee



Features:



- Weighs 1 pound
- Individual finger movement
- Force monitor feedback through haptics: the device monitors the force exerted on an object and communicates that force to the amputee by using vibrations
- Battery life of three to four days
- Muscle controlled
- Custom generated from 3D scan of biological arm (if available)
- Machine learning for advanced control: utilize neural networks and machine learnings to learn and detect desired hand grips; these algorithms turn the raw sensor data into meaningful actions for the device
- Realistic and paintable fingernails

Intellectual Property

On January 9, 2018 Unlimited Tomorrow filed a provisional patent to protect its newest device, an upper extremity prosthesis. The purpose of the patent was to protect the mechanical aspect of the invention and the overall system. This includes how the device is custom generated, socket generation, new muscle sensors, and more.

Use of Proceeds and Product Roadmap

Funds raised from this offering will be used to complete product development. If the minimum $50,000 is raised, Unlimited Tomorrow plans to use the majority of proceeds on future wages ($20,000) to hire core engineers to continue product development and general working capital ($6,500). If the maximum $1,070,000 is raised, the company plans to use a large portion of proceeds on future wages ($350,000) to hire a core team of engineers for product development and R&D as well as business operations. Other categories include general working capital ($260,000) and research and development ($200,000) to commercialize the product and continue development of newer, better generations.



In the future, Unlimited Tomorrow plans on making a product for lower extremity amputees. Lower body extremities make up a majority of the robotic prosthetics market.[iv]

Business Model

Unlimited Tomorrow works directly with amputees and provides them with a 3D scanner that is shipped to the amputee's residence. By automating the design process, the company can charge a flat rate for both children and adults and make it easier to replace the device in the future. The base unit is $5,000 for both children and adults. When a child outgrows their device, it costs $2,500 per additional device and requires a new scan.

COMPANY TRACTION

Microsoft Partnership

Microsoft also helped provide the resources to deliver the first device in June 2017. Easton had the opportunity to go to Seattle and work in B87, Microsoft's 'black ops' prototyping lab. Microsoft, after seeing his work advance and being inspired by his project, invited him to spend over two months there, rather than one week as originally planned. To make the project deadline and give the 3D-printed robotic prosthetic arm to Momo on time, some of the company's top industrial designers got involved and helped Easton finish it just hours before Momo got to Seattle. You can view the full story here.



Photo Credit: Microsoft

Remainder of page intentionally left blank

Unlimited Tomorrow generated over $38,000 in revenue in 2017 and over $80,000 in revenue in 2016. In 2016, consulting income spiked due to founder speaking engagements and media. The majority of revenue to date is from consulting income, however, the company plans to begin accepting orders for its device in Q3 2018. Total cost of goods sold including the cost of parts, supplies, and labor was almost $24,000 in 2017, up from nearly $6,000 in 2016.



Unlimited Tomorrow's operating expenses totaled approximately $54,000 in 2017 and $34,000 in 2016. The largest expense category in 2017 was professional fees (~$23,000) and rent (~$15,000).



Unlimited Tomorrow had a net loss of $44,000 in 2017 compared to net income of $37,000 in 2016.



Globally, it is estimated that 30 million people need prosthetic limbs, braces, or other mobility devices. However, less than 20% of these people have them.[v] The global robotic prosthetic market was estimated to be worth over $790 million in 2016. Prosthetic demand is being driven by an increase in amputations, technological advancements, and an increase in funding prosthetics as a result of initiatives by government and nonprofit organizations (e.g. Centers for Disease Control and Prevention and Amputee Coalition).[vi] In the U.S. alone, nearly two million people live with limb loss. The main causes of which are vascular disease (54%) – from diabetes and peripheral arterial disease – and trauma (45%). Moreover, it is estimated that 185,000 amputations are performed in the U.S. each year.[vii]

U.S. robotic prosthetics market revenue by technology, 2014 - 2025 (USD Million)



Source: Grand View Research, Inc.

The market is segmented by technology into two areas: microprocessor-controlled prosthetics and myoelectric prosthetics. Microprocessor-controlled prosthetics, generally used on knee prosthesis, use feedback from sensors to adjust joint movement on a real-time as-needed basis. Alternatively, a myoelectric-controlled prosthesis is controlled by electrical signals generated from the muscles in a residual limb. Unlimited Tomorrow falls under both categories.

Lower body extremities accounted for the majority of market revenue in 2016 due to the large commercial presence of these prosthetics and a high number of lower body amputations globally.[viii]

Robotic prosthetics market shares by extremities, 2016 (%)



■ Upper Body Extremities ■ Lower Body Extremities

Source: https://www.grandviewresearch.com/industry-analysis/robotic-prosthetics-market

COMPETITORS

Ottobock (bebionic): Opened in the U.S. in 1958, Ottobock Healthcare is a privately held company that was originally established in Germany in 1919. The company offers products and services that help people with their physical independence, including prosthetics, orthotics, adult and pediatric mobility, post-surgical therapies, fabrication, industry education, and delivery and billing. This includes the bebionic myoelectric hand that has 14 different grip patterns and hand positions. Each finger has an individual motor that helps move the hand and grip objects in a natural way. The hand comes in three different sizes with four wrist options.[ix] The company offers a prosthetic glove to protect the mechanics of the prostheses and to help it look more like a natural hand. The arm costs around £30,000 including fitting and training and has a typical lifespan of up to five years.[x] Ottobock acquired the beibonic hand from British med-tech company Steeper in February 2017.[xi]

Össur (NASDAQ: OSSR): Founded in 1971, Iceland-based Össur is a leader of noninvasive orthopaedic products and services. Its Touch Bionics product line includes a myoelectric full hand, the i-limb® quantum, which can change grips with a simple gesture. Gesture control enables an automated grip to be accessed by moving the hand in one of four directions. The hand has four methods of control (gesture, app, muscle, or proximity) and 36 available grips. The hand comes in four sizes and has multiple covering options.[xii] The average cost to fit is $80,000 to $120,000.[xiii] Össur acquired Touch Bionics, which was spun out of the NHS in Scotland, in a deal worth £27.5 million in April 2016. In 2015, Touch Bionic sales reached £15 million, up 11% from the prior year.[xiv] In 2016, Össur had sales of $521 million.[xv]

Open Bionics: Founded in 2014, UK-based Open Bionics is a startup creating affordable 3D-printed bionic hands. The company has a line of kids' prosthetics that are inspired by their favorite characters, including the Iron Man hand, Star Wars lightsaber hand, and Snowflake hand. The hand currently costs around €11,300.[xvi] In partnership with the National Health Services, Open Bionics began a clinical trial of the bionic hands in the summer of 2017 with seven children. In December 2017, the trial was granted a second stage and awarded a product development contract for 15 additional children.[xvii] In February 2017, Open Bionics won the international category at the UAE Robotics for Good award in Dubai and was awarded a $1 million dollar prize.[xviii]

TASKA Prosthetics: TASKA Prosthetics is a prosthetic hand manufacturer based in New Zealand. Its waterproof myoelectric hand has 23 different grips, but most daily activities can be performed using just three. It also features a flexible palm, high rotating thumb speed, independent finger speed, lateral finger movements, and a strong lateral thumb grip that allows users to firmly hold a knife to cut a steak.[xix] The hand costs $35,000 and went on the market at the end of July 2017.[xx]

EXECUTIVE TEAM



Easton LaChapelle, CEO and Founder: Easton LaChappelle has been developing robots since he was 14. His first robotic hand was made of electrical tubing, fishing line, and servo motors and was featured in Popular Mechanics.[xxi] The next 3D-printed version earned second place in engineering at the International Science Fair and an invitation to work with the Robonaught team at NASA Johnson Space Center. It was at a science fair where Easton met a seven-year-old girl who had a prosthetic hand. After learning about the process she went through, Easton discovered that the simple device had cost $80,000. This was his "ah-ha" moment that inspired him to create new devices, one of which was controlled by brainwaves and shook hands with President Obama at the White House Science Fair.[xxii] At 18, Easton and investor Tony Robbins created Unlimited Tomorrow to bring these devices to the world. After years of development, the first device was fitted to 10-year-old Momo Sutton.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $1,070,000
Valuation Cap: $7,000,000
Discount: 20%
Conversion Provisions: In connection with an equity financing of at least $1,000,000, the Company has the option to convert the Crowd Note into shares of a series of non-voting preferred stock, at a discount of 20% of the price per share of the new preferred stock sold in the equity financing or a valuation cap of $7,000,000, whichever results in a lower conversion price. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

Men's Health: Meet the 21-Year-Old Tech Superstar Who's Building Amazing 3D Prosthetic Limbs For Children
Microsoft: High-fives all around as young inventor fits girl with a robotic hand
3DPrint.com: Microsoft Documentary Series Chronicles Young Engineer's Work Toward Affordable 3D Printed Robotic Prosthetics
Mashable: This 3D-printed robotic arm could be the most advanced and most realistic yet
Cadillac: Daring Origins: Easton LaChappelle, Prosthetics Pioneer
Business Insider: This prodigy created one of the world's most advanced prosthetic arms when he was just 14 years old
BBC: The teen who made a revolutionary robot arm
Reuters: Cheap 3D printed robotic arm controlled by the mind
CNBC: Scared of robots taking jobs? Easton LaChappelle has an idea

i https://www.theguardian.com/technology/2017/feb/19/3d-printed-prosthetic-limbs-revolution-in-medicine
ii http://health.costhelper.com/prosthetic-arms.html
iii https://www.researchgate.net/publication/285591611_Access_to_prosthetic_devices_in_developing_countries_Pathways_and_challenges
iv https://www.grandviewresearch.com/industry-analysis/robotic-prosthetics-market
v https://www.theguardian.com/technology/2017/feb/19/3d-printed-prosthetic-limbs-revolution-in-medicine
vi https://www.grandviewresearch.com/industry-analysis/robotic-prosthetics-market
vii https://www.amputee-coalition.org/limb-loss-resource-center/resources-filtered/resources-by-topic/limb-loss-statistics/limb-loss-statistics/
viii https://www.grandviewresearch.com/industry-analysis/robotic-prosthetics-market
ix https://www.ottobockus.com/prosthetics/upper-limb-prosthetics/solution-overview/bebionic-hand/
x http://www.telegraph.co.uk/finance/enterprise/11732439/British-company-behind-world-first-bionic-hand-developing-further-medical-miracles.html
xi https://www.ottobock.com/en/press/press-releases/bebionic.html
xii http://www.touchbionics.com/sites/default/files/files/Touch%20Bionics%20by%20%C3%96ssur%20Catalog%20add-on_Master2017_final.pdf
xiii http://www.sun-sentinel.com/features/fl-bionic-hand-woman-20150807-story.html
xiv http://www.bbc.com/news/uk-scotland-scotland-business-36014113
xv https://www.ossur.com/corporate/investor-relations/key-figures
xvi http://www.euronews.com/2017/12/18/a-helping-hand-for-ten-year-old-cameron
xvii https://3dprint.com/198281/3d-printing-news-briefs-12-22-17/
xviii https://3dprintingindustry.com/news/open-bionics-awarded-1-million-prize-3d-printed-prosthesis-106110/
xix http://www.taskaprosthetics.com/
xx https://www.stuff.co.nz/business/innovation/94370766/Kiwis-engineer-the-worlds-first-waterproof-prosthetic-hand
xxi http://www.popularmechanics.com/technology/g2232/the-2015-popular-mechanics-breakthrough-awards/
xxii https://newatlas.com/easton-lachappelle-3d-printed-prosthetic/28685/

EXHIBIT C
Subscription Agreement

THE SECURITIESARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.
THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Unlimited Tomorrow, Inc.
2918 Eastborough Dr.
Fort Collins, CO 80525

Ladies and Gentlemen:

The undersigned understands that Unlimited Tomorrow, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $1,070,000.00 of Crowd Note Units (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C, dated January 16, 2018 (the "Form C"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific standard time on March 22, 2018, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Boston Private Bank and Trust Co. (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.

    i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

    ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

    iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

    iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

    i. The undersigned has received a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Securities.

    ii. The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

    iii. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, First Democracy VC, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to

the terms and conditions of the Securities provided in the Form C or otherwise by the Company, First Democracy VC or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, First Democracy VC nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, First Democracy VC nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

    iv. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

    v. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

    vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

    vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*
    i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*
    i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*
    i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

    ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and

Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii.   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the undersigned ("Proceedings"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located in Colorado, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Colorado, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	2918 Eastborough Dr. Fort Collins, CO 80525 Attention: Easton LaChappelle
with a copy to:	Law Office of Robin Sosnow, PLLC 114 E 25th Street New York, NY 10010 Attention: Robin Sosnow, Esq.
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Pawprint, Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Notes

Unlimited Tomorrow

CROWD NOTE

FOR VALUE RECEIVED, Unlimited Tomorrow (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in First Democracy VC LLC's (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $7 million.

The "**Discount**" is 20%.

The "**Interest Rate**" is 5%.

The "**Offering End Date**" is March 22, 2018.

1. Definitions.

    a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

    b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

    c. "**Corporate Transaction**" shall mean:

        i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

        ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

1

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. "**Date of Issuance**" shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. "**Irrevocable Proxy**" shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. "**Major Investor**" shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. "**Maximum Raise Amount**" shall mean $1,070,000 under Regulation CF.

j. "**Outstanding Principal**" shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

l. **"Shadow Series"** shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

    ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

    a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

    b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

        ii. Obtaining the Corporate Transaction Payment.

    b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2.2.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the

entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2.3(a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and

nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or SI Securities, LLC or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

3. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

4. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

5. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

6. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

7. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

8. **Escrow Procedures**. No investor funds shall be released from escrow until either the Target CF Minimum. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

9. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

Approval. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

7. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Major Investors

will be processed via Regulation D, all other investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

Unlimited Tomorrow

CROWD NOTE

FOR VALUE RECEIVED, Unlimited Tomorrow (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in First Democracy VC LLC's (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $10 million.

The "**Discount**" is 20%.

The "**Interest Rate**" is 5%.

The "**Offering End Date**" is March 22, 2018.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's Preferred Stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus the Discount and (2) the price paid per share for Preferred Stock by the investors in the Qualified Equity Financing or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

1

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. **"Corporate Transaction Payment"** shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. **"Fully-Diluted Capitalization"** shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $1,070,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price plus outstanding accrued interest at any given time. Interest shall accrue on the Purchase Price at the Interest Rate, compounding on the last day of each calendar quarter, until the Qualified Equity Financing or Corporate Transaction, whichever is sooner.

k. **"Qualified Equity Financing"** shall mean the first sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales).

l. **"Shadow Series"** shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

   i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by Irrevocable Proxy;

   ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m. **"Target CF Minimum"** shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

1. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing the Crowd Note will convert into Conversion Shares pursuant to the following:

   a. If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (i) the Company's election or (ii) a Corporate Transaction.

   b. If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

2. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

   a. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

3. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

   a. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      i. Quotient obtained by dividing the product of (1) the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by the (2) the Valuation Cap; or

      ii. Obtaining the Corporate Transaction Payment.

   b. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2.2.

4. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

5. **Note Completion**. This Crowd Note will terminate upon the earlier of: (a) a conversion of the

entire Purchase Price under this Crowd Note into Conversion Shares; or (b) the payment of amounts due to the Investor pursuant to Section 2.3(a).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

1. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

2. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

3. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

4. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

5. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and

nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

6. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

7. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

1. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

2. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

3. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

4. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or SI Securities, LLC or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

5. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

6. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

7. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

1. **Security.** This Crowd Note is a general unsecured obligation of the Company.

2. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however,</u> that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

3. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

4. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

5. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the Preferred Stock sold in the Qualified Equity Financing (or the Shadow Series).

6. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

7. **Transfer of a Crowd Note**. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

8. **Escrow Procedures**. No investor funds shall be released from escrow until either the Target CF Minimum. The Target CF Minimum must be met on or before the Offering Date for funds to be released from escrow.

9. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

   1. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in Wilmington, Delaware unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

   2. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

   3. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

   4. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

   Approval. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

7. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Major Investors

will be processed via Regulation D, all other investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering End Date.

EXHIBIT E
Company Pitch Deck



UNLIMITED
TOMORROW

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

UNLIMITED TOMORROW

WE ARE THE WARBY PARKER FOR PROSTHETIC DEVICES

WE PROVIDE DIRECT-TO-CONSUMER CUSTOM PROSTHETICS USING 3D SCANNING TO FIT AMPUTEES AT HOME.

2

THE
PROBLEM

Today's prosthetic devices:

- Expensive
- Robotic Looking
- One- To Two-Month Fitting Process
- Limited Functionality

Manufacturers sell to offices where a laborious process of customization is performed. The amputee bears this extra cost and time burden.

Source: http://health.costhelper.com/prosthetic-arms.html

CURRENT SOLUTIONS



PASSIVE

$3K – $5K

BODY ACTUATED

$10K - $25K





MYOELECTRIC

$20K - $30K+

HIGH-END

$100K



MARKET OPPORTUNITY

MARKET SIZE

WE MAKE A PRODUCT THAT CAN SERVE EVERY UPPER EXTREMITY AMPUTEE IN THE WORLD.

WE TAP INTO TARGET MARKETS BOTH IN THE U.S. AND ABROAD.

2M   People living with limb loss in the U.S.[1]

30M   People worldwide need prosthetic limbs, braces, or other mobility devices – and only 20% have access to them[2]

$790M   Global Robotic Prosthetic Market[3]

70%   People with upper limb amputations that have amputations distal to the elbow[4]

185K   Amputations performed in the U.S. each year; this market is growing as a result of the rise in diabetes[3]

Sources:
1 https://www.amputee-coalition.org/limb-loss-resource-center/resources-filtered/resources-by-topic/limb-loss-statistics/limb-loss-statistics/#1
2 https://www.theguardian.com/technology/2017/feb/19/3d-printed-prosthetic-limbs-revolution-in-medicine
3 https://www.grandviewresearch.com/industry-analysis/robotic-prosthetics-market
4 https://www.ishn.com/articles/97844-statistics-on-hand-and-arm-loss

OUR TRACTION

- FEB 2014
  UNLIMITED TOMORROW FOUNDED
- MAR 2016
  ROBOARM OPEN-SOURCE ROBOTIC PLATFORM RELEASED
- JUN 2016
  PARTNERSHIP WITH MICROSOFT
- JUN 12, 2017
  FIRST AMPUTEE TO RECEIVE DEVICE
- OCT 30, 2017
  INVESTMENT FROM ACCELERATOR OF TRILLIONS

















Press

THE HUFFINGTON POST
CNBC
BUSINESS INSIDER
BBC
REUTERS
Cadillac
Mashable
Microsoft
Men'sHealth

PRODUCT /
SERVICE

FEATURES

- CUSTOM GENERATED FROM 3D SCAN OF FULL ARM
- MORE HUMANLIKE
- PROCESS TAKES ONE TO TWO WEEKS
- WEIGHS 1 POUND
- INDIVIDUAL FINGER MOVEMENT
- FORCE FEEDBACK THROUGH HAPTICS
- BATTERY LIFE OF THREE TO FOUR DAYS
- MACHINE LEARNING FOR ADVANCED CONTROL
- CUSTOM SKINTONE MATCHING
- REALISTIC AND PAINTABLE FINGERNAILS



APPLY

RECEIVE 3D SCANNER AND SCAN

AUTOMATICALLY CUSTOM DESIGNED

3D PRINTED AND ASSEMBLED

SEND TO AMPUTEE

REVENUE
MODEL

PROJECTED COGS AND LABOR

The amputee first applies for a device on our website (same as Warby Parker). If accepted, they receive a scanning kit. Once the final device is shipped, we charge them the full amount.

SMALL SCALE

$1,600

LARGE SCALE

$900



Average COGS

Quantity of Production

BASE UNIT COST (ADULTS & CHILDREN):

$5,000

ADDITIONAL DEVICES

(18 YEARS OF AGE OR YOUNGER):

$2,500 PER UPGRADE*

* An 8-year-old child requires an upgraded device every 14 months as they grow, totaling seven devices.



MARKETING &
GROWTH STRATEGY

OUR CUSTOMERS

We will target our customers through online platforms, media, partnerships, and connections with specific groups and communities.

TELL TO WIN

By highlighting these personal journeys along with the technology, others may get inspired to use our device.

CROWDFUNDING

Equity campaign to complete product development then plans to launch an Indiegogo perks campaign for up to $1 million to fund the next 100 devices.

OUR
TEAM



EASTON LACHAPPELLE

Easton has seven years of experience in robotics and product development. As the founder, he has led the business through investment and research and development. Easton has been featured as a public figure for creating a business from his bedroom.



TONY ROBBINS

Tony helped form Unlimited Tomorrow in 2014 and is the founding investor. Tony is an entrepreneur, best-selling author, philanthropist, and life and business strategist. He has businesses ranging from VR to sports to hospitality.

THE
FINANCIALS

Unlimited Tomorrow has been working to validate this technology.

The Microsoft partnership provided resources to get the first device on a person, delivered in June 2017.



$150K
TONY ROBBINS
A warrant purchase agreement
and a convertible note

$300k
**INVESTMENT
TO DATE**

$150K
**ACCELERATOR OF
TRILLIONS**
Convertible note

THE
COMPETITION

Unlimited Tomorrow is one of the only companies to provide a high-tech custom prosthetic device <u>and</u> the fitting process behind it (expects to have the lowest price on the market).

Other companies focus on amputees who can afford high-end devices, leaving the majority of the market untapped.

We are bringing 3D scanning, 3D printing, and artificial intelligence to the prosthetic market.

OUR COMPETITORS

ottobock. *Fillauer*®

ÖSSUR® ✳ Hanger CLINIC

INVESTMENT STRATEGY

Unlimited Tomorrow is launching an equity crowdfunding campaign to commercialize the technology and a perks crowdfunding campaign to create the first 100 units.

The equity campaign funds will be used for product development, hiring key staff, commercial space, and growing the core team.





UNLIMITED
TOMORROW

THANK YOU!

EXHIBIT F
Video Transcript

Speaker 1:   These are conventional prosthetic arms. Not only are they considerable challenges to use but they're also heavy, generic, and require more than a little decoration to match their owner. As if that were not enough, arms like these can cost between $30,000 and $100,000 and can take months to make. A growing child like Moma will need four of them over her lifetime.

Easton LaChappelle: I was 14 and I was just fascinated with robotics. I had taken a robotic arm I'd built in my bedroom to the science fair and I met this little girl who wore a traditional prosthetic. I realized that my $200 homemade arm was better than her $80,000 prosthetic. That's when I knew I had something that could really make a difference.

What if she a device that actually matched her body? The right size, weight, and color, fingers that work, that provide haptic feedback so there's a real sense of touch. Skin that's tough and durable but with a texture that's natural. What if she could actually paint her nails? What if she had a prosthetic designed just for her, inspired not by mass manufacturing techniques, but by the individual. And what if 20 people could get one for the same cost as a traditional prosthetic?

I've been refining the design now for seven years. I'm able to make an exact fit because I send the amputee a 3D scanner. Once we have a scan of both of their arms I'm able to model it in software to make a perfect near copy down to the skin color and dimensions. Hundreds of hours of materials, research, and testing, 3D printing the parts and services I implement AI in the design to improve the engineering and automate the process.

Neural networks in the arm are constantly learning and that helps develop a human-like opacity for movement. I've had a tremendous amount of support and help over the last couple of years, from friends offering their 3D printers before I could afford my own, from engineers at Microsoft and people contributing their own time. Up to this point it's been limited to what I can do on my own time and in my garage. I think it's time for that to change.

There's always room for improvement and I will continue to refine the engineering and software but I'm ready to take it to the next level. Helping one little girl is amazing but the potential here is so much more, this is bigger than just me. By adding a few key staff members and equipment to scale physical production and commercializing our scalable creation model we can test with more amputees and change the lives of many more just like Momo.

Amputees tell me that it can take twice as long to do just the ordinary stuff; opening cans, tying your shoes. But I can give that time back to a kid to do more of what they love, even if it's just an hour a day that adds up to 1,000 extra days across a lifetime, that's two billion extra days across the world and all for about 5% of the price. For that, those thousands of hours in the workshop will be way more than worth it.

Investing in a Unlimited Tomorrow is so much more than investing in the next generation of robotics, or materials technology, or AI, or even human machine

interfaces. It's an investment in millions of people just like Momo who seize the day every day with both hands.

Speaker 1:   The future of prosthetics is within all our reach. Invest today in Easton and Unlimited Tomorrow, in Momo and in prosthetics as tenacious as the people who wear them.

EXHIBIT G
Video Transcript 2

Easton La Chappelle: Hello. Unlimited Tomorrow is the Warby Parker for prosthetic devices. We create advanced, one of a kind artificial limbs in the convenience of the amputee's own home.

This all started when I was 14 years old. I had an idea to make a robotic hand, and after months of learning from the internet, lots of trial and error, and turning what was once my bedroom into a lab, I had turned my idea into reality, and it was such an amazing feeling. Over the next couple of years, I saw so many ways to advance my designs. I got ahold of a 3D printer and started working will into the night. As you can imagine, I kept my parents up majority of the time, and I turned this robotic hand into a full human-like robotic arm. This arm could even shake hands with people. It could toss a ball to you. This earned me second place in the world at the International Science Fair. Thank you, thank you. But that wasn't the biggest thing that happened.

It was at my local science fair, during public viewing, the children and adults were running all over the place and I noticed this one little girl came up to my project. She was focused on the details more than any other kid, and it caught my eye. That's when I noticed that she was missing her right arm and was wearing a prosthetic device. I started talking to her parents about the process of getting a device like this, as well as the cost, and I found out that her simple human-like claw, with one motion, open-close, had cost $80,000. $80,000. And this blew me away. I knew I had to solve this problem and I saw an opportunity to make what I was making in my bedroom for fun, that could potentially impact people's lives.

The problem is that not only are today's technologies expensive, but they're also generic and robotic looking. They can take months to make, and on top of that, they hardly work. They have limited functionality. For $5,000 you get a hand that doesn't even more or work. For $10,000 or $25,000 you get what's considered a hook, which is a body actuated human-like claw. For $30,000 to $80,000 you get what's considered a myoelectric hand, which is an electric version of the hook that's controlled using a muscle. This is what this little girl had.

The high end devices aren't even available to the amputees yet, and they're very heavy and hard to use. The reason they cost so much is prosthetic manufacturers upcharge and sell to these prosthetic offices where they work with amputees. Each device is custom made and it takes a tremendous amount of hand labor to make each device.

There are over 40 million amputees worldwide, and only 5% of those have access to prosthetic devices. 40 million worldwide. This global robotic prosthetic market is nearing $1 billion and nearly 200 amputations occur each year, just in the US, and unfortunately that number is increasing due to diabetes and other causes.

Unlimited Tomorrow has created a revolutionary product. We're using today's most advanced, newest technologies, such as artificial intelligence, 3D printing, and 3D scanning to augment and automate this process. We send an amputee a 3D scanner, where they scan the arm that they're missing, as well as the opposite full arm, if they have one. We use this data to make a mirror image, a custom device that is truly unique to that person. We've automated this process. The scan data goes through a piece of

software that we've created and outputs something that is special and unique to that person. This gets printed in a network of 3D printers around the world. We're using high end printers that can even print in color, which allows us to match the skin tone of a person. Once we get that back, we assemble it and send it back to the amputee.

Now, we fit so much technology into this. Our product has individual finger movement, which allows an amputee to now tie their shoes, ride a bike, and interact with people like they've never done before. Thank you. We have many more. We have a battery life that lasts three to four days. This can even be charged wirelessly. We have machine learning integrated within this that learns as the amputee learns. Let's take a look. We even have realistic and paintable fingernails, that a little girl can now paint her fingernails on both of her hands, and this is the first time this has came to this market.

Now, Unlimited Tomorrow, if you think all this great, we can produce these amazing products for $5,000, and when a child outgrows this device, an upgrade is only $2,500. An eight-year old would need a new device every 12 to 14 months, which means that they would need almost seven devices until they stop growing. And the great part, we can even get this cost down lower once we start producing these at scale.

Now, to be clear, Unlimited Tomorrow is the only company to make both the device and the fitting process behind it. Our competitors focus on amputees who can afford these high end devices, which leave majority of the market untapped, such as children and majority of the world.

Unlimited Tomorrow has had incredible amount of traction, up to date. We were founded in 2014 and our technology has even shaken hands with President Obama in the White House. We've helped NASA develop new technology. And in mid-2016, we partnered with Microsoft, to be able to create this first device. Now, I was reached out them, that I was actually hacking the X-Box Kinect to be able to scan amputees. They reached out to me and invited me to come work in their secret R&D lab. I was only supposed to be there for about three weeks, but everybody who saw this project fell in love with it, and I ended up being there for almost three months. We put the first device on am amputee who was this really amazing, special little 10-year old girl, named [Momo 00:06:35], which you can see in the pictures. This was a huge milestone for us. We recently just raised some investment and are starting to partner with some very large global companies.

I've been working to solve this problem for the last seven years, and I'm very fortunate that my passion and career coincide. I get to do something I love, every single day.

We will continue to market directly to amputees, which is a brand new business model. We will continue to partner and work with existing organizations, such as the VA and Wounded Warrior Project. We found that highlighting these personal, unique stories of each amputee inspires other amputees to reach out and start using our devices. Microsoft produced a documentary of us creating the first device and putting it on Momo. It's an incredible documentary and I encourage all of you to check it out. The first time I met Momo was actually to give her this brand new device. It's this very, very special moment.

Unlimited Tomorrow is also starting to partner with companies in each of the verticals that we operate in, such as electronics, 3D printing, AI, and 3D scanning. That helps us grow extremely fast and make the best product as possible. Up to now, Unlimited Tomorrow has been bootstrapping to validate this technology and now it's time for that to change. We've raised $300,000 to date.

The time is now. I'm very happy to announce that we launched an equity crowdfunding campaign earlier this week, which gives each and every one of you an opportunity to invest in Unlimited Tomorrow. Investing in Unlimited Tomorrow is so much more than investing in a startup that's going to change and revolutionize the medical industry. It's investing in millions of people, just like Momo, who seize the day, every day, with both hands. I invite all of you to come to the Agency of Trillions booth and check it out in person. Thank you.